SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2005
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CompX Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,785,824
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,785,824

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,785,824

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      53.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,269,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,269,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,269,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                     56,900
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,289,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          56,900

                               10     SHARED DISPOSITIVE POWER

                                                      3,289,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,900

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 14
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended as follows.

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

                  (i) CompX Group, Inc. ("CGI") as a direct holder of Class A Shares;

                  (ii) NL Industries, Inc. ("NL") and TIMET Finance Management Company ("TFMC") by virtue of their direct ownership of CGI and as direct holders of Class A Shares;

                  (iii) Titanium Metals Corporation ("TIMET") by virtue of its indirect ownership of CGI and direct ownership of TFMC;

                  (iv) Tremont LLC ("Tremont") by virtue of its indirect ownership of CGI and TFMC;

                  (v) Valhi, Inc. ("Valhi"), Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of CGI, TFMC and NL; and

                  (vi) Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         On August 25, 2005, as part of VHC's initial capitalization, VGI, National and Contran contributed shares of Valhi common stock to VHC in exchange for the shares of VHC common stock. Immediately after the initial capitalization of VHC with Valhi common stock, VHC held 90.9% of Valhi's common stock. The purpose of the initial capitalization of VHC was to consolidate the ownership of the shares of Valhi common stock formerly held by VGI, National and Contran. As a result, VHC is a new reporting person in this Statement.

         CGI, TFMC, NL, Harold C. Simmons and his spouse are direct holders of 49.4%, 9.2%, 3.8%, 1.1% and 0.4%, respectively, of the 5,234,280 Class A Shares outstanding as of November 8, 2005 according to information the Company provided (the "Outstanding Class A Shares").

         CGI also directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company's restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference. As a result of its ownership of 49.4% of the Class A Shares and 100% of the Class B Shares, CGI directly holds approximately 82.6% of the combined voting power (97.5% of the voting power for the election of directors) of all classes of voting stock of the Company. CGI may be deemed to control the Company.

         NL and TFMC are the direct holders of approximately 82.4%, and 17.6%, respectively, of the outstanding shares of CGI common stock and together may be deemed to control CGI. Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.

         TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT, Valhi and Harold C. Simmons are the direct holders of approximately 36.9%, 13.8%, 11.3%, 4.2% and 2.1% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse includes 5,333,333 shares of TIMET common stock that she has the right to acquire upon conversion of 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns. The ownership of Valhi includes 49,000 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively.

         Valhi is the sole member of Tremont and may be deemed to control Tremont. VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.4%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National, and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National, and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding shares of common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 11.3% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

         NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL, vice chairman of TIMET and chairman of the board of CGI, Tremont, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by CGI and TFMC. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 20,000 shares of Class A Shares, 130,000 shares of TIMET common stock, 1,600,000 shares of TIMET Series A Preferred Stock, 119,475 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. He disclaims beneficial ownership of all securities that his spouse holds directly.

         Harold C. Simmons is the direct owner of 56,900 shares of Class A Shares, 703,000 shares of TIMET common stock, 257,000 shares of NL common stock (including stock options exerciseable for 4,000 shares) and 3,383 shares of Valhi common stock.

         A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 36,500 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

         (b) The principal offices of VHC are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

         (c) VHC is engaged in holding shares of Valhi common stock and, by virtue of the holding of such shares, activities engaged in through Valhi and its subsidiaries.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) VHC is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows.

         The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $258,681.00 (including commissions). He used personal funds for such purchases.

         The total amount of funds NL used to acquire the Class A Shares NL purchased as reported in Item 5(c) was $2,407,773.20 (including commissions). NL obtained such funds from its cash on hand.

Item 4.  Purpose of Transaction.

         Item 4 is amended as follows.

         NL and Harold C. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase their equity interests in the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

         The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

         Certain of the persons named in Schedule B to this Statement, namely Eugene K. Anderson, James W. Brown, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory
M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows.

         (a) CGI, TFMC, NL, Harold C. Simmons and his spouse are the direct beneficial owners of 2,586,820, 483,600, 199,004, 56,900, and 20,000 Class A
Shares, respectively. CGI also directly holds 10,000,000 Class B Shares.

         By virtue of the relationships described under Item 2 of this
Statement:

                  (1) CGI may be deemed to be the beneficial owner of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

                  (2) NL may be deemed to be the beneficial owner of the 2,785,824 Class A Shares (approximately 53.2% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 83.9% of the combined voting power, and 97.7% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

                  (3) TFMC, TIMET and Tremont may each be deemed to be the beneficial owner of the 3,070,420 Class A Shares (approximately 58.7% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.8% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly; and

                  (4) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 3,269,424 Class A Shares (approximately 62.5% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.1% of the combined voting power, and 98.1% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly; and

                  (5) Harold C. Simmons may be deemed to be the beneficial owner of the 3,346,324 Class A Shares (approximately 63.9% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.6% of the combined voting power, and 98.2% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL, he and his spouse hold directly.

Except to the extent of the 56,900 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

         (b) By  virtue  of  the  relationships  described  in  Item  2 of  this
Statement:

                  (1) CGI may be deemed to share the power to vote and direct the disposition of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

                  (2) NL may be deemed to share the power to vote and direct the disposition of the 2,785,824 Class A Shares (approximately 53.2% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 83.9% of the combined voting power, and 97.7% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

                  (3) TFMC, TIMET and Tremont may each be deemed to share the power to vote and direct the disposition of the 3,070,420 Class A Shares (approximately 58.7% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.8% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly;

                  (4) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 3,269,424 Class A Shares (approximately 62.5% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.1% of the combined voting power, and 98.1% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly;

                  (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 3,289,424 Class A Shares (approximately 62.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.2% of the combined voting power, and 98.2% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL and his spouse hold directly; and

                  (6) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 56,900 Class A Shares (approximately 1.1% of the Outstanding Class A Shares) that he directly holds.

         (c) The table below sets forth transactions in the Shares by the Reporting Persons in the last sixty days from the date of the event requiring the filing of this Statement. NL and Harold C. Simmons executed all of such transactions, which were all purchases of Class A Shares, on the New York Stock Exchange.

                                                                       Number of                   Price Per Share
                                                               Class A Shares Purchased       (exclusive of commissions)
              Date                      Purchaser
           -----------               ---------------                ---------------        -----------------

            09/06/05          Harold C. Simons                               100                        $15.74
            09/06/05          Harold C. Simons                             1,400                        $15.80
            09/06/05          Harold C. Simons                             1,100                        $15.85
            09/06/05          Harold C. Simons                               500                        $15.89
            09/06/05          Harold C. Simons                               400                        $15.90
            09/06/05          Harold C. Simons                               100                        $16.00
            09/14/05          Harold C. Simons                             3,100                        $16.00
            09/16/05          Harold C. Simons                             6,900                        $16.00
            10/06/05          Harold C. Simons                             1,300                        $15.49
            10/06/05          Harold C. Simons                               100                        $15.50
            10/06/05          Harold C. Simons                               200                        $15.75
            10/06/05          Harold C. Simons                             1,000                        $16.00
            10/12/05          NL                                             100                        $15.16
            10/12/05          NL                                           1,600                        $15.18
            10/12/05          NL                                             300                        $15.35
            10/14/05          NL                                             100                        $16.00
            10/14/05          NL                                             100                        $15.95
            10/17/05          NL                                             500                        $16.00
            10/18/05          NL                                           4,900                        $16.00
            10/19/05          NL                                           5,100                        $16.00
            10/20/05          NL                                           5,000                        $15.50
            10/25/05          NL                                             700                        $15.50
            11/03/05          NL                                         117,204                        $16.00
            11/08/05          NL                                           5,000                        $15.50
            11/11/05          NL                                          10,500                        $15.00

         (d) CGI, TFMC, NL, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 14, 2005




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 14, 2005





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 14, 2005





                                                         /s/ Gregory M. Swalwell
                                                         -----------------------
                                                         Gregory M. Swalwell
                                                         Signing in the
                                                         capacity listed on
                                                         Schedule "A" attached
                                                         hereto and
                                                         incorporated herein by
                                                         reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

COMPX GROUP, INC.
NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY
TITANIUM METALS CORPORATION

                                   Schedule B


         The names of the directors and executive officers of CompX Group, Inc. ("CGI"), Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Valhi Group, Inc. ("VGI"), Valhi Holding Company ("VHC") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                     Present Principal Occupation
-----------------------------       ---------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont   LLC,   an   affiliate   of   Valhi
                                    ("Tremont"),   Valhi,   VGI  and  VHC;   and
                                    treasurer of the Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

James W. Brown                      Vice president and controller of CGI, NL and
                                    Kronos Worldwide, Inc., an affiliate of Valhi ("Kronos Worldwide").

Joan L. Dobrzynski (2)              Vice  president-client  services  of Stewart
                                    Management Company; and director, president, secretary and assistant treasurer of TFMC.

Norman S. Edelcup (3)               Senior vice president  business  development
                                    of Florida Savings  Bancorp;  mayor of Sunny
                                    Isles Beach, Florida; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

Robert D. Graham                    Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, the Foundation,  National,  NOA,
                                    Southwest,  TIMET,  Tremont,  Valhi, VGI and
                                    VHC; and vice president, general counsel and secretary of CGI, Kronos Worldwide and NL.

Norman N. Green (4)                 A private investor and a director of TIMET.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,  NOA, Southwest,  Tremont,  Valhi,
                                    VGI  and  VHC;   general   counsel   of  the
                                    Foundation  and  CompX  International,  Inc.
                                    (the   "Company");   trust  counsel  of  The
                                    Combined  Master  Retirement  Trust, a trust
                                    Contran sponsors that permits the collective
                                    investment  by master  trusts that  maintain
                                    the assets of certain employee benefit plans
                                    Contran  and  related  companies  adopt (the
                                    "CMRT");   and  acting  general  counsel  of
                                    Keystone Consolidated Industries, Inc., an affiliate of Contran ("Keystone").

Gary C. Hutchison (5)               Neurological  surgeon;   Associate  Clinical
                                    Professor of Neurosurgery at the University of Texas Health Science Center (Dallas); and a director of TIMET.

Bruce P. Inglis (6)                 Vice    president-finance    and   corporate
                                    controller of TIMET.

Francis B. Jacobs, II (2)           Vice  president-client  services  of Stewart
                                    Management  Company;   and  director,   vice
                                    president and assistant secretary of TFMC.

Keith A. Johnson                    Controller of the Foundation.

Christian Leonhard (7)(8)           Chief operating officer - Europe of TIMET.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran, Dixie Holding, National, NOA, VGI and VHC; senior vice president of Dixie
                                    Rice, Southwest, Tremont and Valhi; and a director of CGI.

A. Andrew R. Louis                  Secretary  of Contran,  the  Company,  Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, Tremont, Valhi, VGI and VHC.

Kelly D. Luttmer                    Vice  president and tax director of Contran,
                                    CGI, the Company, Dixie Holding, Dixie Rice,
                                    Kronos   Worldwide,   National,   NOA,   NL,
                                    Southwest, Tremont, Valhi, VGI and VHC.

J. Landis Martin (6)(7)             Chairman of the board,  president  and chief
                                    executive officer of TIMET; and a director of CGI.

Andrew McCollam, Jr. (9)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

W. Hayden McIlroy (10)              Private  investor  primarily in real estate;
                                    and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (11)                 Vice president of Dixie Rice and Southwest.

Cecil H. Moore, Jr. (12)            Director of NL and Kronos  Worldwide;  and a
                                    private investor.

Robert E. Musgraves (6)(7)          Chief  operating  officer - North America of
                                    TIMET.

Albert W. Niemi, Jr. (13)           Dean of the Edwin L. Cox School of  Business
                                    at Southern Methodist University; and a director of TIMET.

Bobby D. O'Brien                    Vice president,  chief financial officer and
                                    director of Dixie  Holding,  National,  NOA,
                                    VGI  and  VHC;  vice   president  and  chief
                                    financial  officer of  Contran,  Dixie Rice,
                                    Southwest,   Tremont  and  Valhi;  and  vice
                                    president of TIMET.

Joan H. Prusse (6)                  Vice   president,    general   counsel   and
                                    secretary of TIMET and vice president of Tremont.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding, Dixie Rice, National, NOA, Tremont,
                                    Valhi, VGI and VHC; chairman of the board of
                                    the  Company  and  Keystone;   director  and
                                    executive vice president of Southwest; and a director of CGI, Kronos Worldwide, NL and
                                    TIMET.

Harold C. Simmons (7)               Chairman of the board of CGI, Contran, Dixie
                                    Holding,   Dixie   Rice,   the   Foundation,
                                    National,  NOA, Southwest,  Tremont,  Valhi,
                                    VGI and VHC; chairman of the board and chief executive officer of Kronos Worldwide and NL; vice chairman of TIMET; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (11)               Vice president of Dixie Rice.

Thomas P. Stafford (14)             Director   of   NL;   and   co-founder   and
                                    affiliated with Stafford, Burke and Hecker, Inc., a Washington based consulting firm.

John A. St. Wrba                    Vice  president  and  treasurer  of Contran,
                                    CGI, the Company, Dixie Holding, Dixie Rice,
                                    Kronos   Worldwide,   National,   NL,   NOA,
                                    Southwest,  TIMET,  Tremont,  Valhi, VGI and
                                    VHC.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie  Holding,  National,  NOA,  Southwest,
                                    Tremont, Valhi, VGI and VHC; vice president, finance and chief financial officer of CGI, Kronos Worldwide and NL; vice president of Dixie Rice and TIMET; and director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (15)          President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance   and  real  estate   company;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson (7)                Director  and  president  of Contran,  Dixie
                                    Holding, Dixie Rice, National,  NOA, VGI and
                                    VHC; director, president and chief executive
                                    officer  of  Valhi;  president  of  Tremont;
                                    director  and  executive  vice  president of
                                    Southwest;   director,  vice  president  and
                                    secretary of the Foundation; vice chairman of Kronos Worldwide; and a director of CGI, the Company, Keystone, NL and TIMET.

Terry N. Worrell (16)               Director  of NL;  a  private  investor  with
                                    Worrell   Investments,   Inc.,  real  estate
                                    investment company.

Paul J. Zucconi (17)                A private investor and a director of TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Ms. Dobrzynski and Mr. Jacobs is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(3) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4) Mr. Green is a citizen of Canada. The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) Mr. Inglis is a citizen of Canada. The principal business address for Messrs. Inglis, Martin and Musgraves and Ms. Prusse is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7)      Mr. Martin  resigns his  positions  with TIMET  effective  November 15,
         2005. As a result, on November 15, 2005, the following persons will have the following officer positions with TIMET:



                Name                                                  Position
        ---------------------                      -------------------------------------------------

        Harold C. Simmons.....................     Chairman of the Board and Chief Executive Officer

        Steven L. Watson......................     Vice Chairman of the Board

        Robert E. Musgraves...................     President and Chief Operating Officer - North America

        Christian Leonard.....................     President and Chief Operating Officer - Europe


(8) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(9) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(10) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(11) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(12) The principal business address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(13) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(14) The principal business address for Gen. Stafford (ret.) is Stafford, Burke & Hecker, Inc., 1006 Cameron Street, Alexandria Virginia 22314.

(15) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(16) The principal business address for Mr. Worrell is 6909 Vasser, Dallas, Texas 75205.

(17) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:


                                                              Class A             Stock Options
          Name                                              Shares Held              Held (1)           Total
--------------------------                                  -----------            -----------       -----------

Eugene K. Anderson                                              -0-                   3,000                3,000

Thomas E. Barry                                                 -0-                     -0-                  -0-

James W. Brown                                                  -0-                     -0-                  -0-

Joan L. Dobrzynski                                              -0-                     -0-                  -0-

Norman S. Edelcup                                             2,000                     -0-                2,000

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

Robert D. Graham                                                -0-                     -0-                  -0-

Norman N. Green                                                 -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                   7,000                7,000

Gary C. Hutchison                                               -0-                     -0-                  -0-

Bruce P. Inglis                                                 -0-                     -0-                  -0-

Francis B. Jacobs, II                                           -0-                     -0-                  -0-

Keith A. Johnson                                                700                   4,000                4,700

Christian Leonhard                                              -0-                     -0-                  -0-

William J. Lindquist                                            -0-                  10,000               10,000

A. Andrew R. Louis                                              -0-                   4,000                4,000

Kelly D. Luttmer                                                200                   4,000                4,200

J. Landis Martin                                                -0-                     -0-                  -0-

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

W. Hayden McIlroy                                               -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Cecil H. Moore, Jr.                                             -0-                     -0-                  -0-

Robert E. Musgraves                                             -0-                     -0-                  -0-

Albert W. Niemi, Jr.                                            -0-                     -0-                  -0-

Bobby D. O'Brien                                                300                  10,000               10,300

Joan H. Prusse                                                  -0-                     -0-                  -0-

Glenn R. Simmons (2)                                         15,500                  54,800               70,300

Harold C. Simmons (3)                                        76,900                     -0-               76,900

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                              -0-                     -0-                  -0-

John A. St. Wrba                                                -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                   5,000                5,000

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Steven L. Watson                                              6,000                  14,800               20,800

Terry N. Worrell                                                -0-                     -0-                  -0-

Paul J. Zucconi                                                 -0-                     -0-                  -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 56,900 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.